November 10, 2009

VIA EDGAR AND COURIER DELIVERY

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	New Generation Biofuels Holdings, Inc.
Form 8-K Item 4.01 filed October 21, 2009
Form 8-K/A Item 4.01 filed November 3, 2009
File No. 1-34022

Dear Mr. Gordon:

On behalf of New Generation Biofuels Holdings, Inc. (the “Company”), this letter responds to the comments of the Securities and Exchange Commission staff (the “Staff”) in a letter dated November 4, 2009, with respect to the above-referenced Current Report on Form 8-K/A (File No. 1-34022), filed November 3, 2009 (the “Form 8-K/A”).

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses.

1.
We have reviewed your response to prior comment 1. We note you revised the language to state that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the former accountant's report for the year ended December 31, 2008 included a paragraph regarding uncertainty about your ability to continue as a going concern. It appears that the former accountant's report for the year ended December 31, 2007 also included a paragraph regarding uncertainty about your ability to continue as a going concern. As such, please revise your disclosure in an amended Form 8-K or advise. See Item 304(a)(1)(ii) of Regulation S-K.

Response:

The Company has discussed the Staff’s comment with their former accountants at Imowitz, Koenig & Co. (“Imowitz”).  Imowitz advised the Company that its report on the Company’s financial statements for the year ended December 31, 2007 contained an “emphasis of a matter paragraph”, not an opinion regarding uncertainty about the Company’s ability to continue as a going concern.  Consistent with SAS-58 (AU 508.19), Imowitz concluded that an “emphasis of a matter paragraph” was appropriate under the circumstances because the Company had adequate financial resources for twelve months beyond the balance sheet date.  Imowitz does not believe that an “emphasis of a matter paragraph” is considered a qualification or modification as to uncertainty, audit scope, or accounting principles, in accordance with Item 304(a)(1)(ii) of Regulation S-K.  Therefore, the Company does not believe that any further revision to the disclosure in the Form 8-K/A is required.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

The Company acknowledges the Staff’s comment and, if necessary, will obtain and file an updated Exhibit 16 letter from Imowitz.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (202) 637-5736.

Sincerely,

/s/ Steven M. Kaufman

Steven M. Kaufman

Enclosures

cc:	Cary J. Claiborne
Fred Starker, Imowitz, Koenig & Co.